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                                                                    EXHIBIT 99.4

                                                                  [INFOSYS LOGO]

                         INFOSYS TECHNOLOGIES LIMITED

                               Registered Office
               ELECTRONICS CITY, HOSUR ROAD, BANGALORE - 561 229

                                  PROXY FORM

Regd. Folio No.____________________
Client ID No.  ____________________

I/We .................................................. of .....................
in the district of .................................. being a member/members of
Infosys Technologies Limited hereby appoint ...................................
of ........................................................ in the district of
 ............................................................. or failing him/her
 ..................................... of .......................................
in the district of .......................................... as my/our proxy to vote for me/us on my/our behalf at the EXTRAORDINARY GENERAL MEETING of the company to be held at 2.30 p.m. on Wednesday, December 29, 1999 and at any adjournment(s) thereof.

Signed this ........................ day of ........................... 199.....

                                       -----------
                                        Rupee one
Signature                                Revenue
                                          Stamp
                                       -----------
Notes: This form, in order to be effective, should be completed, duly signed and stamped and must be deposited at the Registered Office of the company, not less than 48 hours before the meeting.

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    Please tear here

                                                                  [INFOSYS LOGO]

                         INFOSYS TECHNOLOGIES LIMITED

                               Registered Office
               ELECTRONICS CITY, HOSUR ROAD, BANGALORE - 561 229

                                ATTENDANCE SLIP
               Extraordinary General Meeting - December 29, 1999

Regd. Folio No. _______________________            No. of shares held __________

Client ID No.   _______________________

I certify that I am a registered shareholder/proxy for the registered shareholder of the company.

I hereby record my presence at the EXTRAORDINARY GENERAL MEETING of the company at Hotel Taj Residency, No. 41/3, M.G. Road, Bangalore - 560 001 at 2.30 p.m. on Wednesday, December 29, 1999.

 ................................                      .........................
Member's/Proxy's name in                              Signature of Member/Proxy
BLOCK Letters

Note: Please fill up this attendance slip and hand it over at the entrance of the meeting hall.

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